UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.          )

Byrna Technologies Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

12448X201

(CUSIP Number)

Bryan Scott Ganz

c/o Byrna Technologies, Inc.

100 Burtt Road, Suite 115

Andover, MA 01810

(978) 868-5011

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 27, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12448X201

1.	Names of Reporting Persons Bryan Scott Ganz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds PF (See Item 3)

5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,195,931(1)

	8.	Shared Voting Power 552,612 (2)

	9.	Sole Dispositive Power 1,195,931 (1)

	10.	Shared Dispositive Power 552,612 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,748,543(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.7%(3)

14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 620,098 shares of common stock, par value $0.001, of Byrna Technologies Inc. (“Common Stock”) held individually, (ii) up to 275,833 shares of Common Stock issuable upon exercise of stock options held by the reporting person that are exercisable within 60 days of the date hereof, and (iii) 300,000 shares of Common Stock underlying restricted stock units that have vested but that may be settled within 60 days from the date hereof.

(2)

Consists (i) 478,059 shares of Common Stock held by Northeast Industrial Partners LLC (“NEIP”), over which Mr. Ganz has shared voting and dispositive power, (ii) 70,753 shares of Common Stock held by the Judith L. Ganz Trust VA 04-23-2015 (the “Trust”), of which Mr. Ganz serves as a trustee, and (iii) 3,800 shares of Common Stock held by Li Zhang, Mr. Ganz’s wife. Mr. Ganz disclaims beneficial ownership with respect to the shares held by NEIP and by Ms. Zhang, in each case except to the extent of his pecuniary interest therein.

(3)

Based on 22,002,027 shares of Common Stock outstanding as of the date hereof, excluding treasury shares, plus 575,833 shares of Common Stock issuable upon exercise of the options and settlement of the restricted stock units described in footnote (1) above.

CUSIP No. 12448X201

1.	Names of Reporting Persons Judith L. Ganz Trust VA 04-23-2015

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds OO (See Item 3)

5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 70,753(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 70,753(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,753(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%(2)

14.	Type of Reporting Person (See Instructions) OO

(1)	Consists of 70,753 shares of Common Stock held by the Trust, of which Mr. Ganz serves as a trustee.

(2)	Based on 22,002,027 shares of Common Stock outstanding as of the date hereof, excluding treasury shares.

CUSIP No. 12448X201

1.	Names of Reporting Persons Northeast Industrial Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds WC (See Item 3)

5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 478,059(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 478,059(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 478,059(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.2%(2)

14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of 478,059 shares of Common Stock held by NEIP.

(2)	Based on 22,002,027 shares of Common Stock outstanding as of the date hereof, excluding treasury shares.

CUSIP No. 12448X201

1.	Names of Reporting Persons Li Zhang

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds PF (See Item 3)

5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,800(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,800(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,800(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%(2)

14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 3,800 shares of Common Stock held by Ms. Zhang.

(2)	Based on 22,002,027 shares of Common Stock outstanding as of the date hereof, excluding treasury shares.

Item 1. Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, $0.001 par value per share (the “Common Stock”) of Byrna Technologies Inc., a Delaware corporation (the “Issuer”). The Issuer maintains its principal executive office at 100 Burtt Road, Suite 115, Andover, MA 01810.

Item 2. Identity and Background.

This statement is filed by Bryan Scott Ganz (“Mr. Ganz”), Li Zhang, who is the wife of Mr. Ganz (“Ms. Zhang”), Northeast Industrial Partners LLC (“NEIP”), and the Judith L. Ganz Trust VA 04-23-2015 (the “Trust”) (each, a “Reporting Person” and together, the “Reporting Persons”) with respect to shares of Common Stock that they may be deemed to have beneficial ownership.

Mr. Ganz’s principal occupation is serving as Chief Executive Officer of the Issuer, and as founder and majority shareholder of NEIP. Ms. Zhang’s principal occupation is Chief Executive Officer of Northeast Remediation. The principal occupation of NEIP is as a holding company that owns and operates privately held businesses. The principal occupation of the Trust is asset management. Mr. Ganz is a trustee of the Trust.

Mr. Ganz and Ms. Zhang are each a citizen of the United States of America, and their principal business address is c/o Byrna Technologies Inc., 100 Burtt Road, Suite 115, Andover, MA 01810. NEIP is organized under the laws of the Massachusetts, and has a principal business address of 100 Burtt Road, Suite 115, Andover, MA 01810. The Trust was created under the laws of Massachusetts, and has a principal business address of c/o Byrna Technologies Inc., 100 Burtt Road, Suite 115, Andover, MA 01810.

During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Persons have not been a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Of the shares of Common Stock held by Mr. Ganz, 183,333 were received as compensation for services to the Issuer, with 50,000 shares being granted on November 2, 2018, 50,000 on January 23, 2019, 33,333 on April 1, 2019 and 50,000 in January 2020. Mr. Ganz received 20,000 shares upon exercise of warrants on November 25, 2020 and 78,023 shares upon exercise of warrants on April 7, 2021, in each case for an exercise price of $2.50 per share. On April 15, 2021, Mr. Ganz received 187,877 shares of Common Stock upon conversion of shares of Series A Convertible Preferred Stock, including accrued dividends thereon, at a conversion price of $1.50 per share. On July 28, 2021, Mr. Ganz purchased 11,905 shares of Common Stock in the Issuer’s public offering at a purchase price of $21.00 per share. Mr. Ganz purchased 10,000 shares of Common Stock in open-market transactions on October 15, 2021 at a weighted average price of $17.6882 per share. Mr. Ganz exercised stock options and received 17,500 shares on December 20, 2021 and 42,500 shares on February 16, 2022, in each case for an exercise price of $1.90 per share. Mr. Ganz purchased shares of Common Stock in open-market transactions on December 14, 2015 and December 16, 2015 for a total 2,000 shares at a purchase price of $2.21 per share; on February 17, 2022 for 10,000 shares at a weighted average price of $8.9446 per share; on July 12, 2022 for 13,000 shares at a weighted average price of $7.6352 per share; on October 6, 2022 for 14,000 shares at a weighted average price of $5.1439; on October 7, 2022 for 12,960 shares at a weighted average price of $5.0921 per share; on October 13, 2023 for 12,000 shares at a weighted average price of $3.0536 per share; and on October 17, 2023 for 5,000 shares at a price of $3.51 per share. All purchases made by Mr. Ganz were made using personal funds.

Of the shares of Common Stock held by NEIP, 312,242 were received as compensation for consulting services, with 107,826 received in August and November of 2016, 50,325 received on March 9, 2017, 53,494 received on June 27, 2017, 49,842 received on October 3, 2017 and 50,755 received on March 13, 2018. NEIP purchased 110,545 shares of Common Stock in a private placement on November 29, 2017 at a purchase price of $1.06 per share. NEIP also received 55,272 shares of Common Stock on August 18, 2020 upon the exercise of warrants with an exercise price per share of $1.80. The private placement purchase and warrant exercise by NEIP were made using its working capital.

All of the shares of Common Stock held by the Trust were purchased by the Trust using trust assets in November 2017 in a private placement for an aggregate purchase price of $50,000.

All of the shares of Common Stock held by Li Zhang were purchased by Ms. Zhang using personal funds on October 5, 2022 in an open market transaction with a purchase price of $5.03 per share.

No part of the purchase price of the securities was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the securities.

Item 4. Purpose of the Transaction.

The Reporting Persons acquired the securities reported herein for investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, each Reporting Person may dispose of or acquire additional shares of the Issuer. Except as set forth above, no Reporting Person has any present plans which relate to or would result in:

(a)

The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except that the Reporting Person may receive additional stock option and/or restricted stock unit grants in the future as an employee and director of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)

Each Reporting Person is record owner of the securities set forth on their respective cover sheet. The percentage of outstanding Common Stock which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of each Reporting Person’s cover sheet. Such percentage was calculated based on the 22,002,027 shares of Common Stock outstanding as of the date hereof, excluding treasury shares. Notwithstanding the foregoing, Mr. Ganz hereby disclaims beneficial ownership with respect to the securities held by NEIP, the Trust and Ms. Zhang except to the extent of his pecuniary interest therein.

(b)	Regarding the number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote: See line 7 of each cover sheet.

(ii)	shared power to vote or to direct the vote: See line 8 of each cover sheet.

(iii)	sole power to dispose or to direct the disposition: See line 9 of each cover sheet.

(iv)	shared power to dispose or to direct the disposition: See line 10 of each cover sheet.

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, securities beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4, and 5 above is incorporated herein by reference.

The Reporting Persons may be deemed to be a “group” pursuant to Section 13(d)(3) of the Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any Common Stock beneficially owned by any of the Reporting Persons for purposes of Section 13(d) of the Act, the rules promulgated thereunder or for any other purpose.

Item 7.   Material to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, dated as of December 15,2023, by and between Bryan Scott Ganz, Northeast Industrial Partners LLC, Li Zhang, and the Judith L. Ganz Trust VA 04-23-2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2023

Bryan Scott Ganz

/s/ Bryan Scott Ganz
Name: Bryan Scott Ganz

Judith L. Ganz Trust VA 04-23-2015

By:	/s/ Bryan Scott Ganz
Name:	Bryan Scott Ganz
Title:	Trustee

Northeast Industrial Partners LLC

By:	/s/ Bryan Scott Ganz
Name:	Bryan Scott Ganz
Title:	Manager

Li Zheng

/s/ Li Zheng
Name: Li Zheng